Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		June 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2023	2022
ASSETS
Cash		14.0	289.9
Accounts receivable		375.1	327.8
Deposit on acquisition		—	18.7
Prepaids and deposits		76.0	65.5
Derivative asset	18	109.9	138.9
Assets held for sale	5	148.4	148.4
Total current assets		723.4	989.2
Derivative asset	18	15.5	96.4
Other long-term assets		6.4	6.4
Exploration and evaluation	4, 5	239.3	104.2
Property, plant and equipment	5, 6	9,764.8	7,729.4
Right-of-use asset	9	72.3	78.1
Goodwill	5	203.6	203.9
Deferred income tax		251.9	278.8
Total assets		11,277.2	9,486.4
LIABILITIES
Accounts payable and accrued liabilities		440.8	448.2
Dividends payable		54.2	99.4
Current portion of long-term debt	8	380.9	538.7
Derivative liability	18	17.7	8.7
Other current liabilities	7	94.5	115.6
Liabilities associated with assets held for sale	5	27.2	28.4
Total current liabilities		1,015.3	1,239.0
Long-term debt	8	2,601.0	902.8
Derivative liability	18	1.2	—
Other long-term liabilities		23.5	40.8
Lease liability	9	92.5	99.2
Decommissioning liability	10	669.7	633.9
Deferred income tax		194.3	77.3
Total liabilities		4,597.5	2,993.0
SHAREHOLDERS’ EQUITY
Shareholders’ capital	11	16,282.9	16,419.3
Contributed surplus		15.1	17.1
Deficit	12	(10,203.9)	(10,563.3)
Accumulated other comprehensive income		585.6	620.3
Total shareholders' equity		6,679.7	6,493.4
Total liabilities and shareholders' equity		11,277.2	9,486.4
Commitments (Note 19)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) (Cdn$ millions, except per share and shares outstanding amounts)		Three months ended June 30		Six months ended June 30
	Notes	2023	2022	2023	2022
REVENUE AND OTHER INCOME
Oil and gas sales	21	949.6	1,286.5	1,863.2	2,379.2
Purchased product sales		16.2	17.5	36.0	49.6
Royalties		(124.0)	(172.7)	(248.5)	(319.1)
Oil and gas revenue		841.8	1,131.3	1,650.7	2,109.7
Commodity derivative gains (losses)	14, 18	36.7	(165.6)	49.9	(609.6)
Other income		9.2	15.7	17.7	23.1
		887.7	981.4	1,718.3	1,523.2
EXPENSES
Operating		203.2	180.5	395.6	349.2
Purchased product		17.6	17.6	38.1	50.4
Transportation		43.7	33.2	79.2	65.8
General and administrative		37.1	19.1	61.8	40.6
Interest	15	31.5	16.1	47.5	38.1
Foreign exchange (gain) loss	16	(4.2)	(1.3)	(7.2)	6.8
Share-based compensation		6.6	14.4	24.1	23.1
Depletion, depreciation and amortization	4, 6, 9	264.5	242.4	496.2	459.2
Impairment reversal		—	—	—	(1,484.9)
Accretion and financing	9, 10	6.6	6.2	13.7	11.6
		606.6	528.2	1,149.0	(440.1)
Net income before tax		281.1	453.2	569.3	1,963.3

Tax expense
Current		—	—	—	—
Deferred		68.8	121.7	140.3	448.2
Net income		212.3	331.5	429.0	1,515.1

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		(34.5)	39.3	(34.7)	21.6
Comprehensive income		177.8	370.8	394.3	1,536.7

Net income per share
Basic		0.39	0.58	0.79	2.64
Diluted		0.39	0.58	0.78	2.62

Weighted average shares outstanding
Basic		542,951,203	571,443,639	545,898,811	574,150,574
Diluted		545,347,087	575,926,977	548,974,004	579,243,799
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2021		16,706.9	17.5	(11,848.7)	529.6	5,405.3
Redemption of restricted shares		3.8	(3.8)	2.3		2.3
Common shares repurchased for cancellation		(132.6)				(132.6)
Share-based compensation			3.2			3.2
Stock options exercised		1.5	(1.4)			0.1
Net income				1,515.1		1,515.1
Dividends declared ($0.065 per share)				(36.9)		(36.9)
Foreign currency translation adjustment					21.6	21.6
June 30, 2022		16,579.6	15.5	(10,368.2)	551.2	6,778.1

December 31, 2022		16,419.3	17.1	(10,563.3)	620.3	6,493.4
Redemption of restricted shares	11	4.7	(4.7)	2.3		2.3
Common shares repurchased for cancellation	11	(141.6)				(141.6)
Share-based compensation			3.1			3.1
Stock options exercised	11	0.5	(0.4)			0.1
Net income				429.0		429.0
Dividends declared ($0.132 per share)				(71.9)		(71.9)
Foreign currency translation adjustment					(34.7)	(34.7)
June 30, 2023		16,282.9	15.1	(10,203.9)	585.6	6,679.7
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended June 30		Six months ended June 30
(UNAUDITED) (Cdn$ millions)	Notes	2023	2022	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income		212.3	331.5	429.0	1,515.1
Items not affecting cash
Other income		(2.0)	(8.5)	(9.4)	(15.7)
Deferred tax expense		68.8	121.7	140.3	448.2
Share-based compensation		1.5	1.7	3.0	3.0
Depletion, depreciation and amortization	4, 6, 9	264.5	242.4	496.2	459.2
Impairment reversal		—	—	—	(1,484.9)
Accretion	10	5.2	4.8	11.0	8.7
Unrealized (gains) losses on derivatives	18	116.2	(81.0)	120.1	232.2
Translation of US dollar long-term debt	16	(39.1)	49.8	(40.0)	30.7
Realized gain on cross currency swap maturity	16	(89.4)	(63.6)	(89.1)	(63.8)
Decommissioning expenditures	10	(5.9)	(4.5)	(15.8)	(10.9)
Change in non-cash working capital	20	(70.0)	(64.7)	(109.8)	(166.1)
		462.1	529.6	935.5	955.7
INVESTING ACTIVITIES
Development capital and other expenditures	4, 6	(249.1)	(211.5)	(576.5)	(438.3)
Capital acquisitions	5	(1,702.7)	(0.3)	(2,074.7)	(1.2)
Capital dispositions	5	8.4	37.8	11.0	40.7
Deposit on acquisition		68.0	—	18.7	—
Change in non-cash working capital	20	8.2	12.5	16.9	8.0
		(1,867.2)	(161.5)	(2,604.6)	(390.8)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		—	—	0.1	—
Common shares repurchased for cancellation	11	(93.1)	(70.9)	(141.6)	(132.6)
Increase (decrease) in bank debt, net	20	2,007.4	(37.8)	2,114.2	(158.3)
Repayment of senior guaranteed notes	20	(534.1)	(281.8)	(534.1)	(281.8)
Realized gain on cross currency swap maturity	16, 20	89.4	63.6	89.1	63.8
Payments on principal portion of lease liability	9, 20	(5.3)	(5.1)	(10.6)	(10.2)
Dividends declared	20	(54.8)	(37.1)	(71.9)	(36.9)
Change in non-cash working capital	20	(5.3)	11.2	(52.5)	(6.5)
		1,404.2	(357.9)	1,392.7	(562.5)
Impact of foreign currency on cash balances		(0.1)	—	0.5	—
INCREASE (DECREASE) IN CASH		(1.0)	10.2	(275.9)	2.4
CASH AT BEGINNING OF PERIOD		15.0	5.7	289.9	13.5
CASH AT END OF PERIOD		14.0	15.9	14.0	15.9
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	—	—	—	—
Cash interest paid	(35.9)	(34.6)	(37.7)	(39.0)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2023 (UNAUDITED)
1.STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on July 25, 2023.
2.BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2022. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of July 25, 2023, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States ("U.S.") dollars.
3.CHANGES IN ACCOUNTING POLICIES
Income Taxes
IAS 12 Income Taxes was amended in May 2021 by the IASB which requires companies, on initial recognition, to recognize deferred tax on transactions that result in equal amounts of taxable and deductible temporary differences. The Company adopted the amendment in 2023 and the adoption did not have an impact on the Company's consolidated financial statements.
4.EXPLORATION AND EVALUATION ASSETS

($ millions)	June 30, 2023	December 31, 2022
Exploration and evaluation assets at cost	1,588.8	1,453.4
Accumulated amortization	(1,349.5)	(1,349.2)
Net carrying amount	239.3	104.2

Reconciliation of movements during the period
Cost, beginning of period	1,453.4	1,613.3
Accumulated amortization, beginning of period	(1,349.2)	(1,564.5)
Net carrying amount, beginning of period	104.2	48.8

Net carrying amount, beginning of period	104.2	48.8
Acquisitions through business combinations	160.4	28.0
Additions	73.0	134.2
Dispositions	—	(10.9)
Transfers to property, plant and equipment	(90.2)	(80.8)
Amortization	(7.9)	(15.2)
Foreign exchange	(0.2)	0.1
Net carrying amount, end of period	239.3	104.2
Impairment test of exploration and evaluation assets
There were no indicators of impairment at June 30, 2023.

CRESCENT POINT ENERGY CORP.	5

5.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the six months ended June 30, 2023, the Company incurred $16.4 million (six months ended June 30, 2022 - $0.4 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
a) Major property acquisitions and dispositions
Alberta Montney acquisition
On May 10, 2023, the Company closed the acquisition of Montney assets in Alberta for total consideration of $1.70 billion, prior to final closing adjustments.
Oil and gas sales of $94.9 million and oil and gas sales less royalties, transportation and operating expenses of $59.4 million are attributable to the Alberta Montney acquisition from the date of acquisition to June 30, 2023. Had the acquisition occurred on January 1, 2023, estimated oil and gas sales of $343.8 million and oil and gas sales less royalties, transportation and operating expenses of $241.4 million would have been recognized for the period ended June 30, 2023. This pro-forma information is not necessarily indicative of the results should the acquisition have actually occurred on January 1, 2023.
Kaybob Duvernay acquisition
On January 11, 2023, the Company closed the acquisition of certain Kaybob Duvernay assets in Alberta for total consideration of $370.8 million, prior to final closing adjustments.
Oil and gas sales of $32.2 million and oil and gas sales less royalties, transportation and operating expenses of $21.2 million are attributable to the Kaybob Duvernay acquisition from the date of acquisition to June 30, 2023. Had the acquisition occurred on January 1, 2023, estimated oil and gas sales of $34.7 million and oil and gas sales less royalties, transportation and operating expenses of $23.1 million would have been recognized for the period ended June 30, 2023. This pro-forma information is not necessarily indicative of the results should the acquisition have actually occurred on January 1, 2023.
b) Minor property acquisitions and dispositions
In the six months ended June 30, 2023, the Company completed minor property acquisitions and dispositions for net consideration received of $9.6 million.
The following table summarizes the major and minor property acquisitions and dispositions:

($ millions)	Alberta Montney Acquisition	Kaybob Duvernay Acquisition	Other minor dispositions, net
Cash	(1,702.5)	(370.8)	9.6
Consideration (paid) received	(1,702.5)	(370.8)	9.6

Exploration and evaluation	108.3	52.1	—
Property, plant and equipment	1,618.8	324.1	(7.5)
Goodwill	—	—	(0.3)
Decommissioning liability	(24.6)	(5.4)	2.3
Fair value of net assets acquired (Carrying value of net assets disposed)	1,702.5	370.8	(5.5)

Gain on capital dispositions	—	—	4.1
c) Assets held for sale
At December 31, 2022, the Company classified certain non-core assets in Alberta as held for sale. These assets were recorded at the lesser of their carrying value and recoverable amount. These assets remain held for sale at June 30, 2023.

($ millions)	PP&E (Note 6)	Decommissioning liability (Note 10)
Assets (liabilities) held for sale	148.4	(27.2)

CRESCENT POINT ENERGY CORP.	6

6.PROPERTY, PLANT AND EQUIPMENT

($ millions)	June 30, 2023	December 31, 2022
Development and production assets	24,804.8	22,340.0
Corporate assets	128.4	126.2
Property, plant and equipment at cost	24,933.2	22,466.2
Accumulated depletion, depreciation and impairment	(15,168.4)	(14,736.8)
Net carrying amount	9,764.8	7,729.4

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	22,340.0	23,402.9
Accumulated depletion and impairment, beginning of period	(14,651.8)	(15,762.6)
Net carrying amount, beginning of period	7,688.2	7,640.3

Net carrying amount, beginning of period	7,688.2	7,640.3
Acquisitions through business combinations	1,944.5	66.0
Additions	517.8	741.9
Dispositions	(9.1)	(285.8)
Transfers from exploration and evaluation assets	90.2	80.8
Reclassified as assets held for sale	—	(148.4)
Depletion	(475.6)	(911.4)
Impairment reversal	—	428.6
Foreign exchange	(30.6)	76.2
Net carrying amount, end of period	9,725.4	7,688.2

Cost, end of period	24,804.8	22,340.0
Accumulated depletion and impairment, end of period	(15,079.4)	(14,651.8)
Net carrying amount, end of period	9,725.4	7,688.2

Corporate assets
Cost, beginning of period	126.2	123.2
Accumulated depreciation, beginning of period	(85.0)	(76.2)
Net carrying amount, beginning of period	41.2	47.0

Net carrying amount, beginning of period	41.2	47.0
Additions	2.3	2.6
Depreciation	(4.1)	(8.5)
Foreign exchange	—	0.1
Net carrying amount, end of period	39.4	41.2

Cost, end of period	128.4	126.2
Accumulated depreciation, end of period	(89.0)	(85.0)
Net carrying amount, end of period	39.4	41.2
Direct general and administrative costs capitalized by the Company during the six months ended June 30, 2023, were $21.6 million (year ended December 31, 2022 - $49.7 million), including $2.8 million of share-based compensation costs (year ended December 31, 2022 - $14.7 million).
Impairment test of property, plant and equipment
At June 30, 2023, there were no indicators of impairment or impairment reversal.

CRESCENT POINT ENERGY CORP.	7

7.OTHER CURRENT LIABILITIES

($ millions)	June 30, 2023	December 31, 2022
Long-term compensation liability	29.9	49.1
Lease liability	23.8	24.9
Decommissioning liability	40.8	41.6
Other current liabilities	94.5	115.6
8.LONG-TERM DEBT

($ millions)	June 30, 2023	December 31, 2022
Bank debt	2,096.5	—
Senior guaranteed notes	885.4	1,441.5
Long-term debt	2,981.9	1,441.5
Long-term debt due within one year	380.9	538.7
Long-term debt due beyond one year	2,601.0	902.8
Bank debt
At June 30, 2023, the Company had combined facilities of $2.76 billion. This includes a $2.26 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank, both with a current maturity date of November 26, 2026. Both of these facilities constitute revolving credit facilities and are extendible annually. On May 10, 2023, concurrent with the closing of the Alberta Montney acquisition, Crescent Point implemented an additional $400.0 million syndicated unsecured revolving credit facility with ten banks that matures on May 10, 2025.
The credit facilities have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at June 30, 2023.
The Company had letters of credit in the amount of $13.4 million outstanding at June 30, 2023 (December 31, 2022 - $1.8 million).
Senior guaranteed notes
At June 30, 2023, the Company had senior guaranteed notes of US$589.5 million and Cdn$105.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above.
Concurrent with the issuance of senior guaranteed notes with total principal of US$517.0 million, the Company entered into cross currency swaps ("CCS") to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $606.9 million. See Note 18 - “Financial Instruments and Derivatives” for additional information.

CRESCENT POINT ENERGY CORP.	8

The following table summarizes the Company's senior guaranteed notes:

Principal ($ millions)	Coupon Rate	Hedged Principal (1) (Cdn$ millions)	Unhedged Principal (2) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
						June 30, 2023	December 31, 2022
US$61.5	4.12%	—	—	October 11 and April 11	April 11, 2023	—	83.2
Cdn$80.0	3.58%	—	—	October 11 and April 11	April 11, 2023	—	80.0
Cdn$10.0	4.11%	—	—	December 12 and June 12	June 12, 2023	—	10.0
US$270.0	3.78%	—	—	December 12 and June 12	June 12, 2023	—	365.5
Cdn$40.0	3.85%	40.0	—	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	—	December 20 and June 20	June 20, 2024	340.9	348.5
US$82.0	4.30%	67.9	39.7	October 11 and April 11	April 11, 2025	108.6	111.0
Cdn$65.0	3.94%	65.0	—	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	262.6	29.8	October 22 and April 22	April 22, 2025	304.4	311.3
US$20.0	4.18%	—	26.5	October 22 and April 22	April 22, 2027	26.5	27.0
Senior guaranteed notes		711.9	96.0			885.4	1,441.5
Due within one year		316.4	—			380.9	538.7
Due beyond one year		395.5	96.0			504.5	902.8
(1)Includes underlying derivatives which fix the Company's foreign exchange exposure on its US dollar senior guaranteed notes or represents the Canadian dollar principal on Canadian dollar denominated senior guaranteed notes.
(2)Includes the principal balance translated at the period end foreign exchange rate on US dollar senior guaranteed notes that do not have underlying CCS.
9.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Equipment	Total
Right-of-use asset at cost	122.4	28.5	13.3	164.2
Accumulated depreciation	(60.7)	(22.7)	(8.5)	(91.9)
Net carrying amount	61.7	5.8	4.8	72.3

Reconciliation of movements during the period
Cost, beginning of period	121.9	28.5	11.1	161.5
Accumulated depreciation, beginning of period	(55.4)	(20.4)	(7.6)	(83.4)
Net carrying amount, beginning of period	66.5	8.1	3.5	78.1

Net carrying amount, beginning of period	66.5	8.1	3.5	78.1
Additions	0.6	—	2.2	2.8
Depreciation	(5.4)	(2.3)	(0.9)	(8.6)
Net carrying amount, end of period	61.7	5.8	4.8	72.3
(1)A portion of the Company's office space is subleased. During the six months ended June 30, 2023, the Company recorded sublease income of $2.0 million (six months ended June 30, 2022 - $1.2 million) as a component of other income.
Lease liability

($ millions)	June 30, 2023	December 31, 2022
Lease liability, beginning of period	124.1	141.4
Additions	2.8	3.8
Financing	2.7	5.7
Payments on lease liability	(13.3)	(26.1)
Other	—	(0.7)
Lease liability, end of period	116.3	124.1
Expected to be incurred within one year	23.8	24.9
Expected to be incurred beyond one year	92.5	99.2

CRESCENT POINT ENERGY CORP.	9

Some leases contain variable payments that are not included within the lease liability as the payments are based on amounts determined by the lessor annually and are not dependent on an index or rate. For the six months ended June 30, 2023, variable lease payments of $0.8 million were included in general and administrative expenses relating to property tax payments on office leases (six months ended June 30, 2022 - $0.8 million).
During the six months ended June 30, 2023, the Company recorded $0.5 million in payments related to short-term leases and leases for low dollar value underlying assets in operating and general administrative expenses (six months ended June 30, 2022 - $0.4 million).
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	June 30, 2023
1 year	24.4
2 to 3 years	40.6
4 to 5 years	33.9
More than 5 years	33.8
Total (1)	132.7
(1)Includes both the principal and amounts representing interest.
10.DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk-free rate of 3.09 percent and a derived inflation rate of 1.70 percent (December 31, 2022 - risk-free rate of 3.28 percent and inflation rate of 2.09 percent).

($ millions)	June 30, 2023	December 31, 2022
Decommissioning liability, beginning of period	675.5	918.8
Liabilities incurred	11.8	21.6
Liabilities acquired through capital acquisitions	30.1	3.4
Liabilities disposed through capital dispositions	(2.4)	(46.7)
Liabilities settled (1)	(21.2)	(43.1)
Revaluation of acquired decommissioning liabilities (2)	27.1	3.8
Change in estimates	—	(11.4)
Change in discount and inflation rate estimates	(22.3)	(163.0)
Accretion	11.0	19.2
Reclassified as liabilities associated with assets held for sale	1.2	(28.4)
Foreign exchange	(0.3)	1.3
Decommissioning liability, end of period	710.5	675.5
Expected to be incurred within one year	40.8	41.6
Expected to be incurred beyond one year	669.7	633.9
(1)Includes $5.4 million received from government grant programs during the six months ended June 30, 2023 (year ended December 31, 2022 - $23.0 million).
(2)These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.
11.SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	June 30, 2023		December 31, 2022
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	550,888,983	16,675.8	579,484,032	16,963.4
Issued on redemption of restricted shares	1,389,671	4.7	1,713,730	5.2
Issued on exercise of stock options	337,680	0.5	1,038,321	1.4
Common shares repurchased for cancellation	(14,832,300)	(141.6)	(31,347,100)	(294.2)
Common shares, end of period	537,784,034	16,539.4	550,888,983	16,675.8
Cumulative share issue costs, net of tax	—	(256.5)	—	(256.5)
Total shareholders’ capital, end of period	537,784,034	16,282.9	550,888,983	16,419.3

CRESCENT POINT ENERGY CORP.	10

Normal Course Issuer Bid ("NCIB")
On March 7, 2023, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 54,605,659 common shares, or 10 percent of the Company's public float, as at February 23, 2023. The NCIB commenced on March 9, 2023 and is due to expire on March 8, 2024. The Company's previous NCIB commenced on March 9, 2022 and expired on March 8, 2023.
During the six months ended June 30, 2023, the Company purchased 14.8 million common shares for total consideration of $141.6 million under its NCIB programs. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
12.DEFICIT

($ millions)	June 30, 2023	December 31, 2022
Accumulated earnings (deficit)	(2,271.6)	(2,700.6)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	18.1	15.8
Accumulated dividends	(7,958.8)	(7,886.9)
Deficit	(10,203.9)	(10,563.3)
(1)Premium Dividend TM and Dividend Reinvestment Plan – suspended in 2015.
(2)Share Dividend Plan – suspended in 2015.
13.CAPITAL MANAGEMENT

($ millions)	June 30, 2023	December 31, 2022
Long-term debt (1)	2,981.9	1,441.5
Adjusted working capital (surplus) deficiency (2)	82.5	(95.1)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(63.7)	(191.7)
Net debt	3,000.7	1,154.7
Shareholders’ equity	6,679.7	6,493.4
Total capitalization	9,680.4	7,648.1
(1)Includes current portion of long-term debt.
(2)Adjusted working capital (surplus) deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable and prepaids and deposits, including deposit on acquisition.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the six months ended June 30, 2023 and June 30, 2022:

($ millions)	June 30, 2023	June 30, 2022
Cash flow from operating activities	935.5	955.7
Changes in non-cash working capital	109.8	166.1
Transaction costs	16.4	0.4
Decommissioning expenditures	15.8	10.9
Adjusted funds flow from operations	1,077.5	1,133.1
Crescent Point's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages its capital structure and short-term financing requirements using a measure not defined in IFRS, or standardized, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet and might not be comparable to similar financial measures disclosed by other issuers. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses it as a key measure in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financing considerations. The Company's net debt to adjusted funds flow from operations ratio for the trailing four quarters at June 30, 2023 was 1.4 times (December 31, 2022 - 0.5 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at June 30, 2023. See Note 8 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.
Crescent Point retains financial flexibility with liquidity on its credit facilities. The Company continuously monitors the commodity price environment and manages its counterparty exposure to mitigate credit losses and protect its balance sheet.

CRESCENT POINT ENERGY CORP.	11

14.COMMODITY DERIVATIVE GAINS (LOSSES)

	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Realized gains (losses)	25.3	(260.6)	17.9	(426.0)
Unrealized gains (losses)	11.4	95.0	32.0	(183.6)
Commodity derivative gains (losses)	36.7	(165.6)	49.9	(609.6)
15.INTEREST EXPENSE

	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Interest expense on long-term debt	29.8	17.9	45.9	37.8
Unrealized (gain) loss on interest derivative contracts	1.7	(1.8)	1.6	0.3
Interest expense	31.5	16.1	47.5	38.1
16.FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Realized gain on CCS - principal	89.4	63.6	89.1	63.8
Translation of US dollar long-term debt	39.1	(49.8)	40.0	(30.7)
Unrealized loss on CCS - principal and foreign exchange swaps	(123.4)	(16.2)	(120.5)	(42.5)
Other	(0.9)	3.7	(1.4)	2.6
Foreign exchange gain (loss)	4.2	1.3	7.2	(6.8)
17.SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") for the six months ended June 30, 2023:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of period	2,244,738	5,274,478	2,713,176	1,745,879
Granted	692,620	1,408,126	836,956	124,616
Redeemed	(1,389,671)	(3,721,568)	—	(248,920)
Forfeited	(62,305)	(244,848)	(155,309)	—
Balance, end of period	1,485,382	2,716,188	3,394,823	1,621,575
(1)Based on underlying units before any effect of performance multipliers.
The following table provides summary information regarding stock options outstanding as at June 30, 2023:

	Stock options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	3,889,130	4.43
Exercised	(422,555)	2.25
Forfeited	(24,817)	2.62
Balance, end of period	3,441,758	4.71

Range of exercise prices ($)	Number of stock options outstanding	Weighted average remaining term for stock options outstanding (years)	Weighted average exercise price per share for stock options outstanding ($)	Number of stock options exercisable	Weighted average exercise price per share for stock options exercisable ($)
1.09 - 1.65	1,602,118	3.75	1.09	566,752	1.09
1.66 - 5.16	345,032	2.79	3.90	329,291	3.95
5.17 - 9.86	466,389	4.23	5.97	177,099	7.11
9.87 - 10.06	1,028,219	1.53	10.06	1,028,219	10.06
	3,441,758	3.06	4.71	2,101,361	6.43

CRESCENT POINT ENERGY CORP.	12

The volume weighted average trading price of the Company's common shares was $9.35 per share during the six months ended June 30, 2023.
18.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
Crescent Point's derivative assets and liabilities are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
At June 30, 2023, the senior guaranteed notes had a carrying value of $885.4 million and a fair value of $834.6 million (December 31, 2022 - $1.44 billion and $1.37 billion, respectively).
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Crescent Point's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at June 30, 2023 and the change in fair value for the six months ended June 30, 2023:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets, beginning of period	14.0	6.7	175.0	30.9	226.6
Unrealized change in fair value	32.0	(1.6)	(120.5)	(30.0)	(120.1)
Derivative assets, end of period	46.0	5.1	54.5	0.9	106.5

Derivative assets, end of period	47.8	5.1	69.7	2.8	125.4
Derivative liabilities, end of period	(1.8)	—	(15.2)	(1.9)	(18.9)
(1)Includes crude oil, crude oil differential, natural gas and natural gas differential contracts.
(2)Interest payments on CCS.
(3)Includes principal portion of CCS and foreign exchange contracts.
b) Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil and condensate, NGLs and natural gas revenues. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices or differentials, with all other variables held constant:

($ millions)	June 30, 2023		June 30, 2022
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(27.4)	33.4	(130.9)	128.6
Natural gas	(4.1)	4.1	(1.9)	2.0
Propane	—	—	(0.4)	0.4
Differential
Crude oil	0.8	(0.8)	—	—
Natural gas	3.7	(3.7)	2.7	(2.7)

CRESCENT POINT ENERGY CORP.	13

Interest rate risk
The Company is exposed to interest rate risk on amounts drawn on its bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position, as at June 30, 2023, a 1 percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $5.2 million and $10.5 million for the three and six months ended June 30, 2023, respectively (three and six months ended June 30, 2022 - $0.5 million and $0.9 million, respectively).
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point utilizes foreign exchange derivatives to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To reduce foreign exchange risk relating to crude oil sales, the Company utilizes a combination of foreign exchange swaps and fixed price WTI crude oil contracts that settle in Canadian dollars.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

($ millions)	Exchange Rate	June 30, 2023		June 30, 2022
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	273.2	(273.2)	118.6	(118.6)
Cross currency swaps	Forward	(261.7)	261.7	(120.9)	120.9
Foreign exchange swaps	Forward	1.1	(1.1)	7.1	(7.1)
Equity price risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 17 - “Share-based Compensation”. The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of its cash settled plans.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

($ millions)	June 30, 2023		June 30, 2022
Share price	Increase 50%	Decrease 50%	Increase 50%	Decrease 50%
Total return swaps	12.3	(12.3)	25.4	(25.4)
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit, prepayments and third party credit insurance. Including these assurances, approximately 98 percent of the Company's oil and gas sales are with entities considered investment grade.
At June 30, 2023, approximately 3 percent (December 31, 2022 - 4 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 0.86 percent (December 31, 2022 - 0.93 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking facilities as well as other potential sources of capital.
At June 30, 2023, the Company had available unused borrowing capacity on bank credit facilities of approximately $652.3 million, including $13.4 million outstanding letters of credit and cash of $14.0 million.
c) Derivative contracts
The following is a summary of the derivative contracts in place as at June 30, 2023:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Collar			Put
Term	Volume (bbls/d)	Average Price ($/bbl)	Volumes (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Volume (bbls/d)	Average Bought Put Price ($/bbl)	Average Put Premium ($/bbl)
July 2023 - December 2023	5,750	104.77	13,250	111.10	97.38	3,500	94.86	3.88
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	14

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
October 2023 - December 2023	4,000	Basis Swap	WCS (2)	(22.73)
October 2023 - December 2023	2,000	Basis Swap	MSW (3)	(4.43)
(1) The volumes and prices reported are the weighted average volumes and prices for the period.
(2) WCS refers to Western Canadian Select crude oil differential.
(3) MSW refers to Mixed Sweet Blend crude oil differential.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)
	Swap
	Volume (GJ/d)	Average Price ($/GJ)
Term
July 2023 - December 2023	32,674	4.40
January 2024 - October 2024	31,403	3.33
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial NYMEX Natural Gas Differential Derivative Contracts – US Dollar (1)
Term	Volume (mmbtu/d)	Contract	Basis	Fixed Differential (US$/mmbtu)
July 2023 - March 2025	40,000	Basis Swap	AECO	(1.05)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
July 2023	Swap	939.0	6.42	1,256.0	5.80
July 2023 - August 2023	Swap	225.0	6.79	300.4	6.31
July 2023 - September 2023	Swap	310.0	6.83	408.4	6.43
July 2023 - June 2024	Swap	257.5	3.75	276.4	4.03
July 2023 - April 2025	Swap	52.0	4.30	67.9	3.98
July 2023 - April 2025	Swap	207.5	4.08	262.6	4.13

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Currency	Receive Notional Principal ($ millions)	Pay Currency	Pay Notional Principal ($ millions)
July 2023	Swap	US$	8.0	Cdn$	10.5
July 2023	Swap (1)	Cdn$	21.2	US$	16.0
August 2023	Swap (1)	Cdn$	33.1	US$	25.0
(1)Based on an average floating exchange rate.

Financial Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
July 2023 - March 2024	Swap	11.8	1,549,947
July 2023 - March 2025	Swap	12.0	1,207,754

CRESCENT POINT ENERGY CORP.	15

19.COMMITMENTS
At June 30, 2023, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating (1)	11.4	12.1	9.6	9.5	42.6
Gas processing	84.0	126.0	99.0	277.3	586.3
Transportation	84.0	135.1	97.9	57.0	374.0
Capital	12.2	21.9	—	—	34.1
Total contractual commitments (2)	191.6	295.1	206.5	343.8	1,037.0
(1)Includes operating costs on the Company's office space, net of $16.7 million recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" for additional information.
20.SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Operating activities
Changes in non-cash working capital:
Accounts receivable	(7.4)	(19.0)	(47.2)	(216.0)
Prepaids and deposits	(4.6)	2.4	(0.6)	(7.1)
Accounts payable and accrued liabilities	(23.1)	(28.7)	(25.4)	64.0
Other current liabilities	(27.8)	(6.1)	(19.3)	(2.0)
Other long-term liabilities	(7.1)	(13.3)	(17.3)	(5.0)
	(70.0)	(64.7)	(109.8)	(166.1)
Investing activities
Changes in non-cash working capital:
Accounts receivable	(2.2)	(4.1)	(0.6)	(2.6)
Accounts payable and accrued liabilities	10.4	16.6	17.5	10.6
	8.2	12.5	16.9	8.0
Financing activities
Changes in non-cash working capital:
Prepaids and deposits	0.6	—	(9.9)	—
Accounts payable and accrued liabilities	(5.4)	—	2.6	—
Dividends payable	(0.5)	11.2	(45.2)	(6.5)
	(5.3)	11.2	(52.5)	(6.5)

CRESCENT POINT ENERGY CORP.	16

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2021	43.5	1,970.2	141.4
Changes from cash flow from financing activities:
Decrease in bank debt, net		(158.3)
Repayment of senior guaranteed notes		(281.8)
Realized gain on cross currency swap maturity		63.8
Dividends paid	(43.4)
Payments on principal portion of lease liability			(10.2)
Non-cash changes:
Dividends declared	36.9
Additions			0.2
Foreign exchange		(33.2)
June 30, 2022	37.0	1,560.7	131.4

December 31, 2022	99.4	1,441.5	124.1
Changes from cash flow from financing activities:
Increase in bank debt, net		2,114.2
Repayment of senior guaranteed notes		(534.1)
Realized gain on cross currency swap maturity		85.0
Dividends paid	(117.1)
Payments on principal portion of lease liability			(10.6)
Non-cash changes:
Dividends declared	71.9
Additions			2.8
Foreign exchange		(124.7)
June 30, 2023	54.2	2,981.9	116.3
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.
21.GEOGRAPHICAL DISCLOSURE
The following table reconciles oil and gas sales by country:

	Three months ended June 30		Six months ended June 30
($ millions) (1)	2023	2022	2023	2022
Canada
Crude oil and condensate sales	704.0	971.8	1,356.0	1,787.6
NGL sales	38.7	61.2	89.5	117.7
Natural gas sales	48.9	87.5	108.1	147.2
Total Canada	791.6	1,120.5	1,553.6	2,052.5
U.S.
Crude oil and condensate sales	146.8	145.1	280.8	280.3
NGL sales	6.8	13.0	17.8	29.9
Natural gas sales	4.4	7.9	11.0	16.5
Total U.S.	158.0	166.0	309.6	326.7
Total oil and gas sales	949.6	1,286.5	1,863.2	2,379.2
(1)Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	17

The following table reconciles non-current assets by country:

($ millions)	June 30, 2023	December 31, 2022
Canada	8,951.0	6,977.9
U.S.	1,602.8	1,519.3
Total	10,553.8	8,497.2

CRESCENT POINT ENERGY CORP.	18

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Strategy & Sustainability
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Justin Foraie
Vice President, Engineering and Marketing
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	19